SEC File No.: 333-120157
Filed pursuant to Rule 424(b)(3) and 424(c)

PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus dated December 2, 2004)

21st Century Holding Company

1,088,808 Shares of Common Stock

This Prospectus Supplement No. 3 supplements and amends the Prospectus dated December 2, 2004 (the “Prospectus”), Prospectus Supplement No. 1 dated February 1, 2006 (the “Prospectus Supplement No. 1) and Prospectus Supplement No. 2 dated December 13, 2006 (the “Prospectus Supplement No. 2) relating to the resales from time to time by holders (the “Selling Securityholders”) of shares (“Shares”) of our common stock. This Prospectus Supplement should be read in conjunction with the Prospectus, Prospectus Supplement No. 1 and Prospectus Supplement No. 2, which is to be delivered with this Prospectus Supplement No. 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is October 5, 2007.

OVERVIEW

Our Shares of common stock are listed for trading on the NASDAQ Global Market (“NASDAQ”) under the symbol “TCHC.” On October 4, 2007, the closing sales price of Shares of the Company’s common stock on NASDAQ was $14.60 per share.

The Shares of common stock that are being registered for resale were acquired by the Selling Securityholders upon the exercise of warrants (“Warrants”) which were trading on NASDAQ under the symbol “TCHCZ.” These Warrants expired on September 30, 2007 and have been deregistered from trading on NASDAQ.

SELLING SECURITYHOLDERS

The information in the table appearing under the heading “Selling Securityholders” adds information with respect to persons not previously listed in the Prospectus as Selling Securityholders and supersedes information for persons previously listed as Selling Securityholders in the Prospectus, Prospectus Supplement No. 1 and Prospectus Supplement No. 2. The information below presents information as of October 5, 2007 regarding the Selling Securityholders and the Shares that the Selling Securityholders may offer and sell from time to time under this Prospectus. The table is prepared based on information supplied to us by the Selling Securityholders.

Although we have assumed for purposes of the table below that the Selling Securityholders will sell all of the Shares offered by this Prospectus, no assurances can be given as to the actual number of Shares that will be resold by the Selling Securityholders or that will be held by the Selling Securityholders after completion of the resales. In addition, the Selling Securityholders may have sold, transferred or otherwise disposed of the Shares in transactions exempt from the registration requirements of the Securities Act since the date the Selling Securityholders provided the information regarding their securities holdings. Information concerning the Selling Securityholders may change from time to time and changed information will be presented in a supplement to the Prospectus, Prospectus Supplement No. 1 and Prospectus Supplement No. 2, if and when necessary and required.

None of the Selling Securityholders has been within the last three years, or is currently, affiliated with the Company. Corsair Capital Partners, LP, Corsair Capital Partners 100, LP, Corsair Capital Partners Investors, LTD, and Iroquois Capital, LP each purchased Warrants together with a 6% subordinated note (“Note”) in our September 2004 private offering of Notes and Warrants and all Shares sold by such entities were acquired upon the exercise of the Warrants. All other Selling Shareholders listed in the table below acquired the Shares of common stock that are being registering for resale on the open-market.

[SEE TABLE ON FOLLOWING PAGE]

	Ownership of Securities Before Offering		Number Offered By Selling Shareholder	Ownership of Securities After Offering
Selling Shareholder	Number	Percent		Number	Percent
Corsair Capital Partners, LP	60,187	*	50,588	9,599	*
Corsair Capital Partners 100, LP	2,332	*	1,961	371	*
Corsair Capital Partners Investors, LTD.	7,465	*	6,275	1,190	*
Iroquois Capital LP	78,431	1.00%	78,431	0	*
Peter Berry	850	*	850	0	*
Larry Boudreau and Normande Boudreau	3,000	*	3,000	0	*
Syed Nadeemul Hassan	200	*	200	0	*
Brian Heath Goldstein	100	*	100	0	*
Tommy Keith Johnson	100	*	100	0	*
Knight Equity Markets, LP	24,439	*	16,000	8,439	*
Clifford J. Merlo TTEE UTD 03/27/01 FBO Clifford J. Merlo Intervivos Tr.	2,056	*	2,056	0	*
James H. Smith, II	10	*	10	0	*

______________
* Less than 1%.

The Selling Securityholders listed above have provided us with additional information regarding the individuals or entities that exercise control over each Selling Securityholder. The proceeds of any sale of Shares pursuant to the Prospectus and Prospectus Supplements will be for the benefit of the individuals that control the selling entity.

The following is a list of the Selling Securityholders and the entities that may exercise the right to vote or dispose of the shares owned by each Selling Securityholder:

Jay Petschek, serves as the managing member of Corsair Capital Advisors, LLC, the general partner of Cosair Capital Partners, LP, Cosair Capital Partners 100, LP and Cosair Capital Investors, Ltd. Mr. Petschet exercises sole voting and dispositive power over these securities.

Joshua Silverman is a partner of Iroquois Capital, LP. Mr. Silverman has sole and voting and dispositive power over the securities held by Iroquois Capital, LP.

PLAN OF DISTRIBUTION

The Selling Securityholders and any pledgees, donees, transferees or other successors in interest of the Selling Securityholders (collectively, all shall be referred to as the “Selling Securityholders”) may sell their Shares in various ways and at various prices. Some of the methods by which the Shares may be sold include:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers or makes arrangements for other brokers to participate in soliciting purchasers;

•	privately negotiated transactions;

•	block trades in which the broker or dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
purchases by a broker or dealer as principal and resale by that broker or dealer for the Selling Securityholder’s account under this prospectus on the Nasdaq National Market at prices and on terms then-prevailing in the market;

•	sales under Rule 144, if available, rather than using the Prospectus and any subsequent Prospectus Supplement(s);

•	a combination of any of these methods of sale; and

•	any other legally permitted method.

The applicable sales price may be affected by the type of transaction.

When selling Shares, the Selling Securityholders intend to comply with the prospectus delivery requirements under the Securities Act, by delivering the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2 and this Prospectus Supplement No. 3 and any other supplements or amendments to these documents to each purchaser. We may file any supplements, amendments or other necessary documents in compliance with the Securities Act that may be required if a Selling Securityholder defaults under any customer agreement with brokers.

Brokers and dealers may receive commissions or discounts from the Selling Securityholders or, if the broker-dealer acts as agent for the purchaser of the Shares, from that purchaser, in amounts to be negotiated. These commissions are not expected to exceed those customary in the types of transactions involved. We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Securityholders in connection with any sales of the Shares.

The Selling Securityholders and any broker-dealers or agents that participate with a Selling Securityholders in sales of the Shares may, in certain instances, be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of certain states, the Shares may be sold in those states only through registered or licensed broker-dealers. In addition, the Shares may not be sold unless the Shares have been registered or qualified for sale in the relevant state or unless the Shares qualify for an exemption from registration or qualification.

We have agreed to pay all of our out-of-pocket expenses and our professional fees and expenses incident to the registration of the resale of the Shares. The Selling Securityholders and other persons participating in any distribution of the Shares offered under the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2 and this Prospectus Supplement No. 3 are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the Shares.